PRESS RELEASE                                              Exhibit 99.1

Date:          September 21, 2011
Company:       National Bancshares Corporation
               112 West Market Street
               Orrville, Ohio 44667
Contact:       David C. Vernon
               President and CEO
Phone:         330.682.1010
Fax:           330.682.4644

National Bancshares Corporation and First National Bank announce
Management Succession Plan

Orrville, Ohio ~ National Bancshares Corporation and its subsidiary First National Bank is today announcing its management succession plan.
David C. Vernon, age 71, President and CEO will retire on
December 31, 2011. After retirement he will remain a Director until the annual meeting to be held in April, 2014 and serve as a consultant advising the Board and the successor management team. On January 1, 2012, Mark R. Witmer, age 47, will be named President and CEO. Myron `Mike` Filarski, age 63, will be promoted to Executive Vice President and COO and Thomas R. Poe, age 57, will be promoted to Executive Vice President and Senior Loan Officer.

Mr. Witmer joined the Bank in July, 2010 as head of Agribusiness and Community Banking. Since joining the Bank, Mark`s efforts have resulted in expanding Agriculture and Community Bank lending by more than 40%. Prior to joining the Bank he had extensive experience in the Farm Credit System, including commercial and consumer lending, agribusiness development, and dealer credit. Most recently he was Executive Vice President and Chief Credit Officer at Ag Choice Farm Credit. Prior to his duties with Farm Credit he was Senior Vice President, Sky Bank, Salineville, Ohio. Mark and his wife recently sold their home in Columbiana, Ohio and are in the process of purchasing a home in Wayne County. They have four daughters.

Mr. Witmer holds a B.S. in Business/Finance from Malone University in Canton, Ohio and a Masters in Agribusiness from Virginia Tech in
Blacksburg, Virginia. He is the President of the South Range Local School
Board.

Mr. Filarski joined the bank in July 2010 after serving as President of Keybank Mortgage where he managed 200 loan officers and generated
$2 billion in originations in 2009. Prior to his duties with Key he was the senior executive for mortgage services at Fifth Third Bank, Second National Bank, Warren, Ohio and Signal Bank in Wooster, Ohio. Mike has also held management positions with National Auto Credit, Solon, Ohio and was Executive Vice President of the Leader Mortgage Company from 1992-1996. Mr. Filarski began his banking career at Transohio Savings Bank, Cleveland, Ohio, a $6.6 billion bank, where he moved from management trainee to branch manager then Vice President. From 1984-1991 he was President and CEO of Transohio.

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Mr. Filarski holds a Bachelor of Arts degree from Cleveland State University in Cleveland, Ohio and is a graduate of The University of Oklahoma School for Executive Development. He is on the Board of Directors and a member of the finance committee of the Better Business Bureau and is a past member of the Cleveland State University Foundation Board, Board of Trustees of Notre Dame College and the Freddie Mac Advisory Board.

Mr. Poe joined the Bank in January, 2009 as Senior Vice President and Senior Loan Officer. Poe began his career with National City Bank, Cleveland, Ohio. He was with National City Bank for 27 years. For the last ten years at National City he was President and CEO of National City Commercial Finance Inc. Prior to that he was Senior Vice President and Regional Manager for the middle-market group of the Cleveland Corporate Banking division. Mr. Poe left National City in 2005 to become managing Director with GMAC Commercial Finance, Structured Finance Division. In 2008 he joined MidCap Business Credit, LLC as Vice President and Regional Sales Manager.

Mr. Poe holds a master`s degree in business administration and finance from Baldwin Wallace College and a bachelor`s degree in business, marketing and communications from Ashland University. He currently serves as Executive Board member of the Boy Scouts of America Cleveland Council. He is on the Board of Cleveland Vicon Corporation and is a member of the Board of Trustees of the Wesleyan Senior Living Foundation in Elyria, Ohio. Mr. Poe resides in Rocky River with his wife and five children.

`This is an important step for our company and the Board of Directors has given this management succession decision careful consideration` said John Kropf Chairman. He added `Dave Vernon`s willingness to help with management succession by continuing to serve as a consultant and Director is most important.`

`It has been my goal to better position the Bank for sustainability and develop successor management since joining the Bank in November, 2006. This is the right time to make this change and I am excited about our future and the ability of these strong individuals to lead our Bank forward` said David C. Vernon.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio, with fourteen banking offices located in Orrville, Wooster, Massillon, Fairlawn, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily subject to many risks and uncertainties. A number of things could cause actual results to differ materially from those indicated by the forward-looking statements. These include factors such as changes in the competitive marketplace, changes in the interest rate environment, economic conditions, changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the Security and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2010.
The Company disclaims any obligation to publicly update or revise any forward-looking statements on the occurrence of future events, the receipt of new information, or otherwise.

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